Exhibit 21.1

Subsidiaries of Assembly Biosciences, Inc.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Assembly Pharmaceuticals, Inc.	Delaware
Assembly Biosciences Ireland Limited*	Ireland
ASMB Microbiome China Holdco Limited*	Ireland
ASMB HBV China Holdco Limited*	Ireland
Assembly Biotechnology Development (Shanghai) Co, Ltd.	China
Assembly Biosciences Hong Kong Limited	Hong Kong
Assembly Biosciences Cayman	Cayman Islands

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*In process of voluntary liquidation.